

August 9, 2010

Mr. Aubrey K. McClendon
Chairman and Chief Executive Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed August 3, 2010**
> **Form DEF 14A**
> **Filed April 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010**
> **Filed July 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 001-13726**

Dear Mr. McClendon:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Ms. Connie Stamets, Bracewell & Giuliani LLP